ISSUER FREE WRITING PROSPECTUS
(RELATING TO THE PRELIMINARY PROSPECTUS
SUPPLEMENT DATED MAY 10, 2022 AND
THE PROSPECTUS DATED February 26, 2021)
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-253603

$500,000,000 4.500% Senior Notes due 2032

Final Term Sheet dated May 10, 2022

Issuer:	Ameriprise Financial, Inc.
Securities:	4.500% Senior Notes due 2032 (the “Notes”)
Principal Amount:	$500,000,000
Pricing Date:	May 10, 2022
Settlement Date:	May 13, 2022 (T+3)
Maturity Date:	May 13, 2032
Coupon:	4.500% per annum
Benchmark Treasury:	UST 1.875% due February 15, 2032
Benchmark Treasury Price and Yield:	90-24; 2.973%
Spread to Benchmark Treasury:	+153 basis points
Yield to Maturity:	4.503%
Price to Public:	99.976% of principal amount
Proceeds (after underwriting discount and before expenses) to the Issuer:	$496,630,000 (99.326% of principal amount)
Interest Payment Dates:	Interest will accrue from and including May 13, 2022 to but excluding the maturity date or any earlier redemption date, payable semi-annually in arrears on May 13 and November 13 of each year, beginning on November 13, 2022.
Record Dates:	April 28 and October 29
Day Count Convention:	30/360
Optional Redemption: Make-Whole Call:

At any time prior to February 13, 2032, in full or in part on one or more occasions, at a discount rate of Treasury plus 25 basis points or, if greater, 100% of the principal amount of the Notes to be redeemed, as further described in the Preliminary Prospectus Supplement.

Par Call:	On or after February 13, 2032, as further described in the Preliminary Prospectus Supplement.
Anticipated Security Ratings (Moody’s/S&P/Fitch/A.M. Best)* (Outlook):	A3 (Stable) / A- (Stable) / A- (Stable)/ a- (Stable)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	03076C AL0 / US03076CAL00
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Co-Managers:	Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related preliminary prospectus supplement by calling BofA Securities, Inc toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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